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                                                                       Exhibit 1

                KROLL-O'GARA REPORTS SECOND QUARTER 2000 RESULTS

NEW YORK, AUGUST 15, 2000 - The Kroll-O'Gara Company (Nasdaq-NMM: KROG) today announced revenues of $78.3 million for the second quarter of 2000. This compares with revenues of $80.5 million reported in the second quarter of 1999. Gross profit was $27.7 million for the second quarter of 2000, compared with $32.2 million in the same period last year. Gross profit margin was 35.3% in the second quarter of this year, compared with 40.0% in the second quarter of 1999. Net loss before expenses associated with the proposed separation of the Company's principal operating segments, merger/integration-related expenses and transaction expenses associated with the terminated Blackstone Group transaction, was $2.6 million, or $0.12 per diluted share in the second quarter of 2000, compared with $5.0 million or $0.22 per diluted share in the same period last year. The Company reported a loss of $4.3 million or [$0.19] per diluted share for the second quarter of 2000 compared with net income of $0.3 million or [$0.01] per diluted share in the second quarter of 1999.

For the six-month period ended June 30, 2000, net sales were $163.0 million, compared with $152.0 million for the same period in 1999. Net loss before separation expenses, merger/integration-related expenses and transaction expenses associated with the terminated Blackstone Group transaction, was $1.5 million, or $0.07 per diluted share in the first half of 2000, compared with $9.2 million or $0.41 per diluted share in the same period last year. The Company reported a loss of $4.7 million, or $0.21 per diluted share, for the first six months of 2000, compared with net income of $2.8 million, or $0.12 per diluted share in the same period of last year.